UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park

Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ENTRY INTO MATERIAL DEFINITIVE AGREEMENT

As previously announced, on May 14, 2023, Venator Materials PLC (the “Company”) and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Chapter 11 Cases are being jointly administered under the caption In re Venator Materials PLC, et al., Case No. 23-90301.

On May 18, 2023, following interim approval by the Bankruptcy Court (the “Interim Order”), the Debtors entered into a senior secured superpriority, priming debtor-in-possession credit facility in the form of a term loan in an aggregate principal amount of $275 million (the “DIP Term Loan,” and such facility, the “DIP Term Loan Facility,”), pursuant to a superpriority senior secured debtor-in-possession term loan credit agreement (the “DIP Credit Agreement”), by and among Venator Finance S.à r.l. and Venator Materials LLC, as borrowers (the “Borrowers”), the Company, the lending institutions from time to time party thereto and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent. Capitalized terms used but not otherwise defined have the meanings given to them in the DIP Credit Agreement attached as Exhibit 10.1 to this Report on Form 6-K.

Pursuant to the Interim Order, the Debtors are permitted an initial draw in the principal amount of $100 million (which amount was drawn on May 18, 2023), with the remaining $175 million undrawn portion of the DIP Term Loan Facility to be made available to the Debtors upon the Bankruptcy Court’s order approving the DIP Term Loan Facility on a final basis (the “Final Order” and together with the Interim Order, the “DIP Orders”).

The DIP Credit Agreement also provides for the roll-up of the prepetition ABL Obligations into the DIP Credit Agreement.

The DIP Credit Agreement includes conditions precedent, representations and warranties, affirmative and negative covenants, and events of default customary for financings of this type and size. The proceeds of all or a portion of the proposed DIP Credit Agreement may be used, subject to and upon entry into the applicable DIP Orders, as applicable, (i) for the Debtors’ working capital needs, including to fund the costs of the administration of the Chapter 11 Cases and to pay adequate protection payments as authorized by the Bankruptcy Court in the Interim DIP Order and the Final DIP Order, in each case in a manner consistent with the Approved Budget (subject to permitted variances), (ii) to pay professional fees and expenses, and (iii) to pay obligations arising from or related to the Carve Out. The DIP Credit Agreement provides for customary chapter 11 maturity triggers, including, the earliest to occur of (i) September 14, 2023, subject to three one-month extensions upon written request by the Borrowers and the written approval of the Required Lenders, (ii) the effective date of the recapitalization transactions provided for in the prepackaged chapter 11 plan, (iii) the date the Bankruptcy Court converts any of the Chapter 11 Cases to a case under chapter 7 of the Bankruptcy Code or dismisses any of the Chapter 11 Cases, (iv) the date of termination of the DIP Commitments and acceleration of any outstanding extensions of credit following the occurrence and during the continuance of an Event of Default under the DIP Credit Agreement (subject to any applicable cure or noticing periods set forth in the DIP Orders), and (v) the date upon which the Debtors sell all or substantially all of their assets in accordance with the Bankruptcy Code.

The foregoing does not constitute a complete summary of the terms of the DIP Credit Agreement. The description of the terms of the DIP Credit Agreement is qualified in its entirety by reference to such agreement, attached hereto as Exhibit 10.1 and incorporated herein by reference.

Exhibit No.	Description of Exhibits
10.1	DIP Credit Agreement, dated May 18, 2023, by and among Venator Finance S.à r.l. and Venator Materials LLC, as borrowers, the Company, the lending institutions from time to time party thereto and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Name: Sean Pettey
Tile: Assistant Secretary

Dated: May 22, 2023

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